SECURITI 09057442 IISSION

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

SEC FILE NUMBER
8-22598

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investacorp, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15450 New Barn Road
(No. and Street)

Miami Lakes (City) Florida (State) 33014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Farrell (305) 557-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Investacorp, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

02-23-09

Notary Public

Notary Public State of Florida
Elena Lowe
My Commission DD605055
Expires 10/19/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

INVESTACORP, INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Investacorp, Inc.
Miami Lakes, Florida

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2008. This financial statement is being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2009

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2008
(dollars in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	**$ 2,266**
Due from clearing brokers	**1,482**
Commissions receivable	**2,508**
Deposits with clearing brokers	**226**
Notes receivable	**244**
Other assets	**468**
Intangible assets, net	**15,052**
Goodwill	**21,918**
Total assets	**$ 44,164**
LIABILITIES	
Commissions payable	**$ 3,177**
Accounts payable and accrued expenses	**981**
Deferred tax liability	**230**
Total liabilities	**4,388**
SHAREHOLDER'S EQUITY	
Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	**0**
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	**1**
Capital in excess of par value	**41,198**
Accumulated deficit	**(1,423)**
Total shareholder's equity	**39,776**
Total liabilities and shareholder's equity	**$ 44,164**

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2008
(dollars in thousands, except for share and per share data)

NOTE A - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. In connection with its activities as a broker-dealer, the Company clears all customers' transactions through correspondent clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a company whose stock trades on the NYSE Amex under the symbol LTS.

On October 19, 2007, LTS acquired all of the Company's outstanding shares. In connection therewith, the carrying value of the Company's assets and liabilities were adjusted to reflect the purchase price paid by LTS for the Company's shares, for which a new basis of accounting (referred to as "push down accounting") resulted in a new reporting entity for accounting purposes as of such date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Intangible Assets

Intangible assets, which were recorded in connection with the application of push-down accounting, are being amortized over their estimated useful lives, generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to an amount consistent with forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving future discounted cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performances, giving consideration to existing and anticipated competitive and economic conditions.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill, which was also recorded in connection with the application of push-down accounting, is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount of goodwill. An impairment loss will be recognized in an amount equal to excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Fair Value

The carrying amounts of cash and cash equivalents, receivables, payables and accrued expenses approximate fair values at December 31, 2008 due to the short-term nature of these instruments.

New Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The adoption of SFAS No. 157 did not have a material effect on the Company's financial statement.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 became effective January 1, 2008; however, the Company did not elect to apply the fair value option to any assets or liabilities that are not currently required to be measured at fair value.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and other Intangible Assets". FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations," and other generally accepted U.S. accounting principles. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. The Company does not believe the adoption of FSP FAS 142-3 will have a material effect on its financial statement.

NOTE C - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives. Loans are evidenced by notes which bear interest and may be collectible in accordance with the terms of certain related agreements. Expiration dates of the agreements are between 2009 and 2016. Under the terms of the related agreements, interest and principal payments on these notes can be forgiven by the Company if certain exclusivity criteria and production requirements are met. Since the Company projects that the exclusivity criteria and production requirements for some of the agreements will be met, the Company expects that a portion of the principal of these notes will be forgiven, as stipulated, by the agreements. As a result, the Company is amortizing those notes over the two to ten year life of the agreements.

NOTE D - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2008 consist of:

		December 31, 2008		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 856	$ 13,319
Vendor relationships	7	1,787	309	1,478
Non-compete covenants	5	336	81	255
Technology	1	271	271	0
		$ 16,569	$1,517	$ 15,052

(dollars in thousands, except for share and per share data)

NOTE D - INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Estimated amortization expense for each of the five succeeding years is as follows:

Year Ending December 31,	
2009	$ 1,031
2010	1,031
2011	1,031
2012	1,017
2013	965
Thereafter	9,977
	$ 15,052

Goodwill was increased by $57 during 2008, resulting principally from an adjustment of the purchase price allocation attributable to additional professional fees. The annual impairment test performed at December 31, 2008, did not indicate that the carrying value of goodwill had been impaired. However, changes in current circumstances or business conditions could result in an impairment of goodwill. As required, the Company will continue to perform impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below the carrying amount of its net assets.

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,709, which was $1,417 in excess of its required net capital of $292. The Company's net capital ratio was 2.57 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company will provide for the liability. In the opinion of management, after consultation with counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

During December 2007, an arbitration panel issued an award against the Company and one of its registered representatives in the amount of $1,150, which was paid in December 2007. The registered representative is contractually obligated to indemnify the Company for this expense. The Company has sought reimbursement of one-half of this expense from the registered representative and received $270 during 2008. Reimbursement is scheduled to be paid in full by December 31, 2009. Reimbursements will be recorded as received.

(dollars in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In connection with the acquisition of the Company's stock on October 19, 2007, LTS entered into a $30,000 revolving credit agreement with an entity affiliated with LTS' Chairman of the Board and issued a $15,000 promissory note to the Company's selling shareholder to finance the cash portion of the purchase price. Borrowings under the credit agreement have a five-year term and bear interest at a rate of 11% per annum, payable quarterly. LTS' obligations under the promissory note have not been assumed or guaranteed by the Company nor have the assets of the Company been pledged as collateral for such debt. However, LTS may be dependent on the Company's cash flows to service such obligations.

NOTE G - INCOME TAXES

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and financial statement basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Effective July 1, 2007, as required by Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"), the Company applied the "more-likely-than-not" recognition threshold to all tax positions which resulted in no unrecognized tax benefits at December 31, 2008.

Deferred tax amounts are comprised of the following at December 31, 2008:

Deferred tax assets:	
Net operating loss carryforward	$ 402
Intangible assets	52
Deferred stock compensation	975
Deferred tax assets before valuation allowance	1,429
Less: valuation allowance	(975)
Total deferred tax assets	454
Deferred tax liability:	
Goodwill	(684)
Net deferred tax liability	$ (230)

At December 31, 2008, the Company had a net operating loss carry-forward of $1,096 which expires in 2027.

A valuation allowance has been established to offset deferred tax assets to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized.

NOTE H - RETIREMENT PLAN

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the "401(k) Plan"). The 401(k) Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the Plan amounted to $84 for the year ended December 31, 2008. Under the Plan, the Company may also make discretionary contributions to the 401(k) Plan.

(dollars in thousands, except for share and per share data)

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2008, the amount due from clearing brokers reflected in the accompanying statement of financial condition represents an interest-bearing security deposit due from such clearing brokers, each of which is a large financial institution. The Company is subject to credit risk should the brokers be unable to fulfill their obligations.

NOTE J - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' Amended and Restated 1999 Performance Equity Plan (the "Option Plan") that provides for the granting of options to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

The Option Plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The Option Plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the Option Plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through May 27, 2009 and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2008, LTS had 4,884,368 options available to grant under the Option Plan.

In 2007, LTS entered into an employment agreement with the Company's former principal shareholder, pursuant to which he was granted options to purchase a total of 3,000,000 shares of LTS' common stock at $1.91 per share, the closing price of LTS' common stock on the acquisition date. The stock options vest over a three-year period (subject to certain exceptions), have a ten-year term and were issued outside the Option Plan. Additionally, certain employees of the Company were awarded options to purchase 1,150,000 shares of common stock under the Option Plan. These options vest in four equal annual installments, have a 10-year term and have an exercise price of $1.91 per share, the fair market value of the common stock on the acquisition date.

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Outstanding stock options related to options granted by LTS to the Company's employees and related information follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	4,150,000	$ 1.91	8.80	$ 0
Vested or expected to vest	4,050,442	$ 1.91	8.80	$ 0
Options exercisable, December 31, 2008	1,287,520	$ 1.91	8.80	$ 0

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.